November 26, 2007

BY EDGAR

Mr. Jim B. Rosenberg
Senior Assistant Chief Accountant
Division of Corporation Finance
Securities and Exchange Commission
Washington, D.C. 20549
United States

RE: Comment Letter - AXA Annual Report on Form 20-F for the Fiscal Year Ended December 31, 2006 (“2006 Form 20-F”); File No. 001-14410

Dear Mr. Rosenberg,

We acknowledge receipt of your comment letter dated November 23, 2007 relating to AXA’s 2006 Form 20-F.

As discussed with Ibolya Ignat of the Staff, we submit this letter as confirmation that we intend to respond to your comment on or before January 11, 2008.

Please do not hesitate to contact me directly on +33 1 40 75 7275 or by email at george.stansfield@axa.com if you have any questions or if I can be of any further assistance.

Yours sincerely,

/s/ George H. Stansfield

George H. Stansfield
Senior Vice President
and Group General Counsel